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                                                                  EXHIBIT (b)(1)


      [LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION]


                               September 13, 1999

Private and Confidential

The Board of Directors
The Special Committee of the Board of Directors
Herbalife International, Inc.
1800 Century Park East
Los Angeles, CA  90067

Dear Sirs:

         We understand that Mark Hughes ("Hughes"), Chief Executive Officer of Herbalife International, Inc. (the "Company"), has proposed to acquire all of the publicly traded stock of the Company in a "going private" transaction (the "Transaction"). The Transaction will include the following principal elements:
(i) the purchase of all publicly held shares of the Company's Class A and Class B common stock not already owned by Hughes for a price of $17.00 per share; (ii) the acceleration and retirement of all outstanding options for their respective spread values (other than options held by Hughes); (iii) a loan to Hughes (or entity(ies) controlled by Hughes) which will ultimately be used to satisfy his obligations under the outstanding DECS securities; and (iv) a loan to Hughes (or entity(ies) controlled by Hughes) which will be used as collateral for the Proposed Financing defined below.

         The Company has advised us that the funds required to consummate the Transaction (including estimated transaction fees and other expenses) will be approximately $500 million and that the Company has approximately $5 million of existing indebtedness. The Company has further advised us that the Transaction will be financed in part with a combination of borrowings under a senior credit facility (the "Credit Facility") and the issuance of high yield securities (the "Securities", together with the Credit Facility, the "Proposed Financing"). The amount of the Credit Facility and the Securities is currently contemplated not to exceed $440 million in the aggregate. The remaining $60 million will be funded using cash from the Company's balance sheet. In addition, the Company has advised us that Hughes will "roll-over" 11.2 million shares of Class A and Class B common stock in the transaction valued (at $17.0 per share) at approximately $190 million. The Company has asked Donaldson, Lufkin & Jenrette Securities Corporation and its affiliates ("DLJ") to act as sole managing underwriter or sole placement agent and sole arranger and syndication agent in connection with the sale of the Securities and the arrangement of the Credit Facility.

         Based on the information the Company has provided to us to date and our analysis of the current market conditions for new issuances of high yield debt securities and syndication of new leveraged senior credit facilities in general and of comparable issuers and comparable securities and credit facilities in particular and in the securities markets in general, we are pleased to inform you that we are highly confident of our ability to sell the Securities and arrange the Credit Facility to finance the Transaction as described above, subject to the matters set forth in the following


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Herbalife International, Inc.
                                                              September 13, 1999
Page 2


paragraph. The structure, amount, covenants and terms of the Proposed Financing, including the total cost of capital, will be determined by DLJ in consultation with the Company based on market conditions at the time of the sale, placement and/or arrangement and on the structure and documentation of the Transaction.

         Our ability to consummate the sale, placement and/or arrangement of the Proposed Financing is subject to: (i) the amount, terms and conditions of the Securities, the Credit Facility and all other debt and equity financing for the Transaction and all related documentation being satisfactory in form and substance to DLJ; (ii) the terms and conditions of the Transaction and related transactions and documentation thereof being consistent with that previously provided to, and reviewed by, us; (iii) the business, condition (financial or otherwise), results of operation, assets, liabilities and prospects of the Company being consistent with the projections provided to us and otherwise satisfactory to DLJ; (iv) the absence of any material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Company; (v) the receipt of all necessary governmental, regulatory and third party approvals and consents in connection with the Transaction; (vi) the execution and delivery of documentation with respect to the Securities and the Credit Facility and the offering, sale, placement, arrangement and/or syndication thereof (including, but not limited to, the underwriting agreement, purchase agreement, placement agreement and/or senior debt commitment and fee letter) that is satisfactory in form and substance to DLJ; (vii) the availability of audited and unaudited historical financial statements of the Company (including pro forma financial statements) meeting the requirements of Regulation S-X for Form S-1 registration statements that are satisfactory in form and substance to DLJ; (viii) satisfactory market conditions for new issuances of high yield debt securities and syndication of new leveraged senior credit facilities in general and of comparable issuers and comparable securities and credit facilities in particular and in the securities markets in general; (ix) consummation of the sale of the Securities and the arrangement of the Credit Facility by March 31, 2000; and (x) our having reasonable time to market the Proposed Financing with the assistance of management of the Company, based on our experience in comparable transactions sold in comparable markets. Although subsequent developments may affect our views in this letter, we do not have any obligation to inform you of any change in our views or to withdraw or reaffirm this letter.

         This letter shall be treated as confidential and is being provided to the Company solely in connection with the Transaction and may not be used, circulated, quoted or otherwise referred to in any document, except with DLJ's prior written consent. Please note that this letter is not a commitment to purchase, place or arrange the Proposed Financing or any other securities, loans or indebtedness of the Company.

         We look forward to working with you toward the successful completion of the proposed financing.



                                                 Sincerely,

                                                 /s/ WILLIAM BAUMGART

                                                 William Baumgart
                                                 Vice President